EXHIBIT 99.1

Caledonia declares quarterly dividend

ST HELIER, Jersey, April 03, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) is pleased to announce that the Board of Directors has declared a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“The total dividend paid for 2022 was 56 cents per share, a 12% increase on the 50 cents per share in 2021. The quarterly dividend, which remains at 14 cents a share, continues to be an important part of the Company’s strategy and we believe sets us apart from our peer group.”

The relevant dates relating to the dividend are as follows:

  Ex-dividend date VFEX: April 12, 2023
  Ex-dividend date AIM and NYSE: April 13, 2023
  Record date: April 14, 2023
  Payment date: April 28, 2023

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future increases in the dividend as appropriate in line with its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.